SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of  August 2006

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: August 14, 2006

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:   Controller

EXHIBIT INDEX

Exhibit

Description

99.1

News Release, 11 August 2006 – English

VANNESSA VENTURES LTD.

Suite 220, 1010 - 1st Street S.W.

Calgary, AB   T2R 1K4

Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

August 11, 2006	SYMBOL: VVV

VANNESSA AMENDS WARRANTS

Vannessa Ventures Ltd. (the "Company") – The Company is pleased to announce that it will seek approval from the TSX Venture Exchange to: (i) extend the expiry date and reduce the exercise price of 2,000,000 outstanding share purchase warrants exercisable at $0.89 per share and expiring on August 28, 2006, such that the warrants will become exercisable at $0.60 per share until August 28, 2007, subject to earlier expiry if the Company's closing share price exceeds $0.72 for 10 consecutive trading days; and (ii) extend the expiry date and reduce the exercise price of 1,700,000 outstanding share purchase warrants exercisable at $1.06 per share and expiring on August 26, 2006, such that the warrants will become exercisable at $0.60 per share until August 26, 2007 subject to earlier expiry if the Company’s closing share price exceeds $0.72 for 10 consecutive trading days.

John Morgan, President

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."